Apollo Hospitals CHENNAI
A touching lives

Date: January 28, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W. [redacted]
Washington, D.C
20549-0302

08000519

SUPPL

Dear Sir,

Sub: Information under Rule 12g3-2(b) - Unaudited Financial Results for the quarter/nine months ended 31st December 2007.

Ref: Apollo Hospitals Enterprise Limited - File No. 82-34893

....

Further to our letter dated 24th January 2008, we have published the Unaudited financial results of the Company for the quarter/nine months ended 31st December 2007 in "The Economic Times" on 26th January 2008 and the copy of the same is enclosed herewith for your reference.

Please take note of the same in your records.

Kindly acknowledge receipt.

BEST AVAILABLE COPY

PROCESSED
FEB 06 2008
THOMSON
FINANCIAL

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

BEST AVAILABLE COPY

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai-600 028.

25 Years Apollo Hospitals

Unaudited (Provisional) Financial Results for the Quarter/Nine Months ended 31st December 2007

(Rs. in Millions)

S No	Particulars	Quarter Ended Unaudited 31.12.2007	Quarter Ended Unaudited 31.12.2006	Nine Months Ended Unaudited 31.12.2007	Nine Months Ended Unaudited 31.12.2006	Audited Year Ended 31.03.2007
1	Income from Services	2,891	2,328	8,198	6,576	8,910
2	Other Income	80	13	184	51	85
3	Total Income (1+2)	2,971	2,341	8,382	6,627	8,995
4	Expenditure					
	(a) Increase / Decrease in Stock in trade	-	-	-	-	-
	(b) Material consumption	1,512	1,188	4,222	3,345	4,551
	(c) Employees Cost	439	349	1,200	944	1,278
	(d) Depreciation	93	75	265	225	308
	(e) Other expenditure	97	85	299	274	365
	(f) General Administrative Expenses	374	298	1,010	852	1,202
	(g) Selling and Distribution Expenses	35	28	105	62	96
	Total Expenditure	2,550	2,023	7,101	5,702	7,800
5	Interest	62	45	149	119	164
6	Profit (+)/ Loss(-) from Ordinary Activities before Tax (3)-(4+5)	359	273	1132	806	1,031
7	Provision for Taxation					
	Current	68	86	309	255	288
	Previous	0	0	0	0	33
	Deferred	2	5	12	13	20
	Fringe Benefit tax	6	3	12	9	14
8	Net Profit (+) / Loss (-) from Ordinary Activities after Tax (6-7)	283	179	799	529	676
9	Extraordinary Item (Profit on sale of equity shares held in The Lanka Hospitals Corporation Ltd)	-	-	-	325	325
10	Net Profit (+) / Loss (-) for the period (8+9)	283	179	799	854	1,001
11	Paid-up equity share capital (Face value Rs.10/- per share)	586	516	586	516	516
12	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year	-	-	-	-	7,017
13	EPS for the period, for the year to date and for previous year					
	Before Extraordinary Item					
	Basic	*4.84	*3.47	*14.98	*10.25	13.26
	Diluted	*4.42	*3.47	*14.45	*10.25	13.04
	After Extraordinary Item					
	Basic	*4.84	*3.47	*14.98	*16.55	19.53
	Diluted	*4.42	*3.47	*14.45	*16.55	19.32
14	Total Public shareholding (##)					
	(a) Number of Shares	37,705,561	29,870,809	37,705,561	29,870,809	29,942,892
	(b) Percentage of Shareholding	64.25	57.85	64.25	57.85	57.99

* Not Annualised

Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by Promoters and Global Depositary Receipt Holders)

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter/Nine Months ended 31st December 2007

(Rs. in Millions)

S No	Particulars	Quarter Ended Unaudited 31.12.2007	Quarter Ended Unaudited 31.12.2006	Nine Months Ended Unaudited 31.12.2007	Nine Months Ended Unaudited 31.12.2006	Audited Year Ended 31.03.2007
1.	Segment Revenue (Net Sales / Income from each segment)					
	a) Healthcare Services	2,352	2,328#	6,791	6,576	7,598
	b) Pharmacy	539	-	1,407	-	1,312
	c) Others	80	13	184	51	85
	SUB - TOTAL	2,971	2,341	8,382	6,627	8,995
	Add : Extraordinary Item (Profit on sale of equity shares held in The Lanka Hospitals Corporation Ltd)	-	-	-	325	325
	Less : Intersegmental Revenue	-	-	-	-	-
	Net Sales / Income from Operations	2,971	2,341	8,382	6,952	9,320
2.	Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)					
	a) Healthcare Services	373	305	1,144	874	1,125
	b) Pharmacy	(32)	-	(47)	-	(11)
	c) Others	80	13	184	51	85
	d) Profit on sale of equity shares held in The Lanka Hospitals Corporation Ltd	-	-	-	325	325
	SUB - TOTAL	421	318	1,281	1,250	1,524
	Less : (i) Interest (Net)	62	45	149	119	164
	(ii) Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
	Profit Before Tax	359	273	1,132	1,131	1,358
3.	Capital Employed (Segment Assets-Segment Liabilities)					
	a) Healthcare Services	8,867	6,592	8,867	6,592	6,833
	b) Pharmacy	735	-	735	-	382
	c) Others	5,611	2,514	5,611	2,514	1,752
	TOTAL	15,213	9,106	15,213	9,106	8,967

\# Includes income from Pharmacy segment

Notes :

1 The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 24th January 2008.

2 The Statutory Auditors have carried out a limited review of the Unaudited Financial results of the Company for the *quarter and nine months ended 31st December 2007.*

3 The paid up share capital has been increased by Rs.70.47 million on account of allotment of 7.04 million equity shares of Rs.10/- each at a premium of Rs.595.07 per share to Apex Mauritius FDI One Limited.

4 During the quarter, the company allotted 1.54 million warrants convertible into equity shares of Rs.10/- each at a premium of *Rs.487.69 per share to Dr.Prathap C Reddy, Promoter of the Company*

5 Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 31st Dec, 2007.

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 30th September 2007	Recd during the quarter	Disposed off during the quarter	Lying unresolved as on 31.12.2007
Nil	64	64	Nil

6 Previous quarter/period's figures have been regrouped/rearranged.

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LTD.

Place : Chennai
Date : January 24, 2008

DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN

END